Exhibit 12

XSTRATA PLC ANNOUNCES C$52.50 PER SHARE
CASH OFFER FOR FALCONBRIDGE LIMITED

NEWS RELEASE

Toronto and Zug, 17 May 2006

Highlights

•	Fully underwritten all-cash offer of C$52.50 per share
•	Substantially earnings and cash flow accretive in first full year of consolidation
•	Diversification on a par with the best in the industry
•	Significant enhancement of growth options
•	Creation of world's fifth largest diversified mining company, with long-term value potential

Xstrata plc ("Xstrata" or the "Company") announces its offer to acquire the outstanding common shares ("Falconbridge shares") of Falconbridge Limited ("Falconbridge") not already owned by the Xstrata group for C$52.50 in cash per Falconbridge share or C$16.1 billion in total, approximately US$14.6 billion (the "Xstrata Offer" or the "Offer"), valuing the total common share capital of Falconbridge at approximately C$20.0 billion (approximately US$18.1 billion). The Offer will be open until Friday 7 July 2006. The offer and offering circular is expected to be filed on 18 May 2006 and mailed to Falconbridge shareholders shortly thereafter.

The combination of Xstrata and Falconbridge (the "Enlarged Group") will create the world's fifth largest diversified mining company, with leading market positions in copper, nickel, thermal and metallurgical coal, zinc, together with ferroalloys and a world-class pipeline of growth projects. Xstrata believes there is a compelling strategic rationale for and substantial benefits to be gained from the combination of the two businesses and that the transaction is in the best interests of both Xstrata and Falconbridge and their respective shareholders, customers, employees and other stakeholders.

Xstrata's offer price represents a premium of:

  •
  12.3% over the value of the revised offer announced by Inco Limited ("Inco") in its competing offer for Falconbridge, based upon the 5 May 2006 closing price on the TSX of Inco shares, the last trading day prior to the announcement of the proposed offer by Teck Cominco Limited ("Teck Cominco") to acquire Inco, and assuming full proration of the share and cash consideration in accordance with the terms of Inco's offer; and

  •
  11.2% over the closing price of C$47.23 per Falconbridge share on 5 May 2006, the last trading day prior to the announcement of Teck Cominco's proposed offer for Inco

The acquisition of Falconbridge (the "Falconbridge Acquisition") will be financed through newly committed bank debt facilities. Xstrata has committed to refinance a portion of these facilities, following completion of the transaction, by means of equity capital raising to the extent required to maintain the Enlarged Group's investment grade rating.

Xstrata's acquisition of Falconbridge is conditional, among other things, on approval by Xstrata shareholders at a meeting to be held in June, certain regulatory consents (including Investment Canada approval) and valid acceptances of the Xstrata Offer which, together with the Falconbridge shares already owned by the Xstrata group, constitute at least 66 2/3% of the Falconbridge shares on a fully-diluted basis. Once the 66 2/3% acceptance level is met, Xstrata intends to take steps to acquire any outstanding Falconbridge shares. Xstrata may waive the conditions of the Xstrata Offer in certain circumstances.

Xstrata is confident that its acquisition of Falconbridge will deliver significant benefits to the operations, employees and stakeholders of Falconbridge. Given the Group's stated growth strategy, Xstrata believes its position as a major and long-term direct investor in its Canadian businesses will be of material overall benefit to Canada. Xstrata therefore expects to receive the necessary clearance under the Investment Canada Act in due course. Xstrata is also confident that the Xstrata Offer will not encounter substantive anti-trust issues in Canada, the United States or Europe and will promptly receive the necessary competition authority clearances.

Xstrata currently owns 73,665,996 Falconbridge shares, representing approximately 19.8% of Falconbridge's issued share capital. At the Xstrata offer price of C$52.50 per Falconbridge share, the average cost per share of acquiring all of Falconbridge's shares, including those already owned, will be approximately C$47.76. Xstrata's Directors believe that the Falconbridge Acquisition will be substantially earnings per share and cash flow per share accretive in the first full year of consolidation.

Mick Davis, Xstrata Chief Executive, said, "The proposed combination of Falconbridge and Xstrata will create an outstanding global mining company, ideally positioned to create further value for all stakeholders through active involvement in the ongoing consolidation of our industry. I believe our all cash offer of C$52.50 per share delivers to Falconbridge shareholders a compelling opportunity to realise a guaranteed cash value with no market and minimal regulatory risk and is significantly superior to the revised offer that Inco has made for Falconbridge.

"In this transaction, we have based our valuation on a considered view of long run prices, taking into account our expectation that commodity prices will remain above historical averages for a number of years, while also recognising the prevailing market conditions. Accordingly, we believe we have priced our offer at a level that is highly attractive to Falconbridge shareholders, yet at a sensible level for Xstrata shareholders. Our previous acquisition of 19.8% of Falconbridge at the lower price of C$28 per share reduces our total weighted average acquisition price and provides Xstrata with a C$4.74 per share advantage, enabling us to make this compelling cash offer to Falconbridge shareholders.

"A lot of attention has been directed at the business case for a merger between Inco and Falconbridge, based on assumptions of operating synergies at Sudbury. However, given the immense value inherent in the combination of our copper businesses in Latin America, Xstrata is the natural partner for Falconbridge. The Falconbridge and Tintaya acquisitions would increase Xstrata's annual attributable copper production capacity to around one million tonnes. More importantly, the Enlarged Group's new copper business will have exceptional flexibility to optimise product flows between operations and to extract real value from the expansion options inherent in the integrated copper operations. Our Latin American presence holds significant potential for integrating future Las Bambas, Collahuasi or Tintaya expansions through the Falconbridge processing facilities in either Chile or Canada. This is completely in line with Xstrata's strategy and proven track record of generating long-term value and efficiencies from entrepreneurial, NPV-led investment — not from a narrow focus that only cuts costs or people.

In similar vein, while we have certainly made some reasonable assumptions about the optimisation of the Sudbury business, we believe there is considerable value in growing the Falconbridge nickel assets into a major global business from its Toronto base."

Inco Offer

Without any prior discussion with Xstrata, Falconbridge's largest shareholder, Inco and Falconbridge announced in October an offer by Inco to purchase the entire issued common share capital of Falconbridge and entered into a support agreement, which Xstrata believes was structured unduly in favour of Inco. This agreement includes, amongst other things, restrictive non-solicitation covenants, an opportunity for Inco to match any third-party offer within a 7-day period and a break fee (which is likely to be payable by Falconbridge to Inco). A revised Inco offer was announced on 13 May 2006 and approved by Falconbridge's board, which also agreed to increase the break fee by 40% to US$450 million, in an apparent attempt to thwart a superior offer by Xstrata. Its effect is to deprive Falconbridge shareholders of a further US$130 million of value.

The Inco offer closing date has been extended on a number of occasions due to continuing investigations by the United States and European anti-trust authorities and is currently due to close on or before 30 June 2006. On 8 May 2006, Falconbridge announced that it and Inco understood that the European Commission would shortly be issuing a 'Statement of Objections' in respect of the Inco offer. To achieve regulatory clearance, Inco and Falconbridge may be required to offer further remedies or disposals to meet the requirements of the anti-trust authorities.

Commenting, Mick Davis said: "I have no doubt that Xstrata has today made a superior and more certain offer to Falconbridge shareholders. The board of Falconbridge now has a duty to its shareholders to give our offer due and proper consideration. Inco's revised offer is difficult to evaluate and potentially misleading as it is based on an Inco share price that is supported at an elevated level largely because of the recent proposed offer from Teck Cominco. However, the proposed Teck Cominco offer is conditional on Inco not completing its proposed takeover of Falconbridge. Consequently if Inco is successful, the Teck Cominco offer fails and the Inco share price is likely to decline further and Falconbridge shareholders in that case will not receive the C$51.17 per share reported by Inco. In addition, given the continuing delays in regulatory approvals and the questions raised by the anti-trust authorities, Falconbridge shareholders may be concerned whether the deal proposed by Inco can be completed.

"These value and time considerations, and the restrictive nature of the support agreement between Inco and Falconbridge, have led us to put our proposal directly to Falconbridge shareholders, to ensure they have full opportunity to consider and assess the merits of our cash offer for themselves."

Prospects for a combined Xstrata and Falconbridge

Together with Xstrata's recent acquisition of one-third of the Cerrejón coal operations and its agreement to acquire the Tintaya copper asset announced yesterday, the Enlarged Group will have the scale, diversification and quality of assets from which Xstrata can continue to create significant value for all stakeholders through:

  •
  greater critical mass, enhancing the Enlarged Group's ability to compete and grow within an increasingly consolidated global metals and mining industry;

  •
  a world-class portfolio of assets, characterised by five global commodity businesses that comprise large-scale, long-life, robust, cash generative operations, competitively positioned within their respective industries;

  •
  diversification of geographic, commodity and currency risk that Xstrata believes is on a par with the best in the mining industry, with an excellent spread of operating assets across North and South America, Europe, Australia and South Africa, and operations in seven major international commodity markets;

  •
  entry into a significant new global business, nickel, comprising long-life assets with excellent development opportunities;

  •
  an attractive balance of exchange-traded (copper, nickel, zinc, aluminium) and bulk negotiated commodities (thermal coal, coking coal, ferrochrome) that will provide increased financial flexibility, with improved stability and security of cash flows through the economic cycle;

  •
  a significantly enhanced pipeline of brownfield and greenfield growth projects which extend the life of the existing operations and ensure long-term organic growth and optionality; and

  •
  the combined expertise of Xstrata and Falconbridge's workforce and management at a time when there is elevated competition for skills in the mining sector.

Xstrata believes that the combination of the Las Bambas and Tampakan copper projects with Falconbridge's El Pachón and El Morro projects, together with the brownfield potential that exists at Collahuasi, Lomas Bayas, Altonorte and Tintaya, would provide Xstrata with a suite of world-class, internal growth options in copper. In addition Xstrata will have a strong pipeline of nickel growth opportunities, in particular at Sudbury with the late stage Nickel Rim project, brownfield expansions at both Raglan and Falcondo, together with the Koniambo and Kabanga resources. This would be complemented by the extensive, low-risk, brownfield expansion potential that already exists in Xstrata's coal, zinc and alloys businesses.

Xstrata estimates that, if the Falconbridge Acquisition, the acquisition of one-third of Cerrejón and the acquisition of Tintaya had become effective on 1 January 2005, approximately 45% of the Enlarged Group's EBITDA for the year ended 31 December 2005 would have been generated from the Enlarged Group's copper business, approximately 25% from the coal business, around 15% from the nickel business, and approximately 5% from each of the zinc, ferroalloys and aluminium business (see footnote).

On the same basis, Xstrata estimates that approximately 30% of the Enlarged Group's revenue for the year ended 31 December 2005 would have been generated from North America, approximately 25% from each of Australia and South America and approximately 10% from each of Europe and South Africa (see footnote).

Mick Davis said, "The compelling case for the combination of Falconbridge with Xstrata, and our high regard for the management team in Falconbridge, was reflected in our purchase of a significant stake in the company last year. The Enlarged Group will benefit from substantially enhanced critical mass, diversification and internal growth potential at a time when global demand for our products looks set for a prolonged period of sustained growth."

Benefits to Canada

Xstrata is confident that the acquisition of Falconbridge will deliver significant overall benefits to Canada.

Consistent with Xstrata's highly decentralised management structure, Xstrata intends to establish Xstrata Nickel as an additional standalone commodity business, with its global head office in Toronto. Further regional offices for the Enlarged Group's copper and zinc operations would also be established in Canada, with management of Canadian operations maintained on a business-as-usual basis. In contrast to the proposed Inco-Falconbridge bid, the Xstrata acquisition is expected to have a positive impact on long-term employment growth in the regions of Canada where Falconbridge is active because of the lack of overlap of Xstrata and Falconbridge's operations.

Xstrata has a track record of investing in its businesses in line with its stated growth strategy and is committed to investing in Falconbridge operations to secure the long-term future of these assets. Falconbridge operations and the new Xstrata Nickel will benefit from the enhanced capacity of the Enlarged Group to access international capital markets. Capital expenditure is expected to increase, to advance rapidly the Enlarged Group's suite of growth projects, including additional near-mine exploration in Canada. The robust earnings profile and greater scale of the Enlarged Group will enable Xstrata's Canadian operations to benefit from Xstrata's commitment to set aside 1% of pre-tax profit for its social involvement programmes. In line with the Group's decentralised management structure, decisions regarding support for community initiatives, mining-related research and development, procurement and education in Canada, as for operational matters, will be made locally.

Anticipated annualised cash cost savings of around US$120 million comprise reductions in certain duplicated head office and administrative functions and non-Canadian exploration activity, together with a proportional share of the synergies identified by Inco and Falconbridge from the Sudbury nickel businesses. In addition Xstrata expects to benefit from the incorporation of Falconbridge into the Xstrata Group's financial structure and from synergies arising from the optimisation of material flows across Xstrata's enlarged copper and zinc businesses. Given Xstrata's limited presence in Canada, the complementary nature of the two businesses and Xstrata's minimal head office staff of around 35 people, the impact of the Xstrata acquisition on head office numbers at Falconbridge is expected to be substantially less than the combined head office redundancies likely to occur if the merger of Falconbridge and Inco were to be completed.

The new Xstrata Nickel will be focused on rapidly growing as a global business by advancing Falconbridge's range of growth projects in nickel. As Xstrata has no existing nickel assets, the Falconbridge projects will be grown without any competition for financial and other resources that could otherwise lead to deferment of projects. Xstrata is therefore more motivated to grow the business than any other potential owner and will move as quickly as market demand allows to deploy its expertise and capital to realise the additional value inherent in the new global nickel business. As the new owner of Falconbridge, Xstrata would be fully committed to working with Inco and other key stakeholders to optimise the Sudbury operations in order to ensure they remain competitive on a long-term basis and through more normalised nickel pricing environments. However, Xstrata believes that the clear majority of these synergies relates to the optimisation of product flows and regional cooperation, rather than any aggressive cutting of the Falconbridge workforce. Xstrata has therefore committed not to make any lay-offs at Sudbury for a three-year period, from the date of acquisition.

Commenting, Mick Davis said, "Within Xstrata, we are excited about the immense opportunities that this acquisition opens up for all the stakeholders in the enlarged business. Our acquisition of MIM Holdings in Australia, for example, has shown the very real benefits for employees and communities of becoming part of a larger global group that devolves authority and local management responsibility to the operations.

"Our commitment to genuine partnerships with our stakeholders, to create shareholder value while delivering long-term benefits to local communities, remains absolute. An important attraction in acquiring Falconbridge is the considerable expertise of Falconbridge's workforce and management, and I have no doubt that the new colleagues and the many stakeholders who would join us from Falconbridge will benefit from being part of the Enlarged Group."

Financing of the Falconbridge Acquisition

New bank debt facilities have been underwritten by Barclays Bank PLC, Deutsche Bank AG London ("Deutsche Bank"), JP Morgan Chase Bank, N.A. and The Royal Bank of Scotland plc. These new syndicated loan arrangements have been entered into expressly to provide debt financing for the Falconbridge Acquisition, to refinance Xstrata's existing bank debt and certain existing indebtedness of Falconbridge and to provide working capital facilities for the Enlarged Group. Drawdown under the new debt facilities is conditional, amongst other things, upon the passing of each of the ordinary resolutions to be proposed at the extraordinary general meeting of Xstrata shareholders described below.

If the Falconbridge Acquisition is completed, Xstrata has committed to undertake one or more equity capital offerings to refinance a portion of the new debt facilities. Deutsche Bank and J.P. Morgan Securities Ltd. ("JPMSL") have irrevocably undertaken to underwrite any future equity offering to raise funds to repay any amounts outstanding, under a US$7.0 billion subordinated debt facility agreement (the "Equity Bridge Facility Agreement"), to raise, in aggregate, such amount as is required to pay or repay any amounts then outstanding under the Equity Bridge Facility Agreement, together with costs and expenses (the "Refinancing Amount"). The Refinancing Amount will be raised by way of an underwritten rights issue of ordinary shares to existing Xstrata shareholders, unless Xstrata, with the prior approval of Deutsche Bank and JPMorgan Cazenove Limited ("JPMorgan Cazenove"), determines otherwise.

The timing and terms of any such equity offering or offerings will be based on an assessment of the Enlarged Group's capital structure following the successful acquisition of Falconbridge. Xstrata is committed to maintaining a solid investment grade credit rating. The directors of Xstrata are confident that any rights issue will be fully supported by Glencore International AG ("Glencore International").

Xstrata has conducted a preliminary accounting review based on public information, and expects that a fair value allocation of the Falconbridge purchase price will be allocated approximately evenly between depreciable and non depreciable assets. This allocation will be further assessed once the directors of Falconbridge grant Xstrata and its advisors access to the company.

Equity Placing

In a separate news release issued today, Xstrata announced its intention to repay through an equity placing a portion of the outstanding debt incurred in relation to the acquisitions of the initial stake of approximately 20% in Falconbridge and the acquisition of a one third interest in Cerrejón.

Circular to shareholders, EGM and irrevocable undertakings

A circular to Xstrata shareholders (the "Circular"), which will contain further information on the Falconbridge Acquisition, is expected to be posted to Xstrata shareholders within the next two weeks. The Circular will include a notice convening an Extraordinary General Meeting (the "EGM") to approve, inter alia, the Falconbridge Acquisition, an increase in Xstrata's authorised share capital and an increase in the number of securities Xstrata directors are authorised to allot, to enable Xstrata to make one or more equity issues to refinance debt under the Equity Bridge Facility Agreement. The EGM is expected to be held by the end of June 2006.

Xstrata has received irrevocable undertakings representing a total of 252,601,000 ordinary shares or approximately 37.57% of Xstrata's issued ordinary share capital from Glencore International and Credit Suisse Securities (Europe) Limited to vote in favour of the Falconbridge Acquisition and the other resolutions to be proposed at the EGM.

ends

Falconbridge Shareholders with questions please contact: Kingsdale Shareholder Services Inc.
North American Toll Free: Outside North America, Banks and Brokers Call Collect Email:	1-866-639-7993 +1 (416) 867-2272 contactus@kingsdaleshareholder.com

Investment Market Conference Calls

Europe	North America
Time 0930 (London time)	Time 0930 (Eastern Standard Time)
Dial in numbers for both Conference calls: United Kingdom: +44 20 7070 5465 Canada & US: 1866 314 3683 Australia: 18000 47 862

Replay Numbers European Conference Call UK: +44 208 196 1998 Canada/US: 1866 583 1035 Australia: 1800 268 910 Access code ("account number") — 981650	Replay Numbers North American Conference Call Canada/US: 1866 583 1035 UK: +44 20 8196 1998 Australia: 1800 268 910 Access code ("account number") — 719061

The live webcast will be available from: http://www.Xstrata.com/Falconbridge The webcast presentation will be available as an archive from Xstrata's website following the event

For further information, please contact:

Xstrata contacts
Claire Divver		Brigitte Mattenberger
Telephone	+44 20 7968 2871	Telephone	+41 41 726 6071
Mobile	+44 7785 964 340	Mobile	+41 793 811 823
Email	cdivver@Xstrata.com	Email	bmattenberger@Xstrata.com
Ernie Lalonde		Michael Oke
National Public Relations		Aura Financial
Telephone	+1 416 848 1423	Telephone	+44 20 7321 0000
Email	elalonde@national.ca	Mobile	+44 7834 368 299
Deutsche Bank contacts
Brett Olsher		Charlie Foreman
Telephone	+44 20 7545 6459	Telephone	+44 20 7547 6843
Mobile	+44 7768 022884	Mobile	+ 44 7767 374365
Email	brett.olsher@db.com	Email	charlie.foreman@db.com
JPMorgan Cazenove contacts
Ian Hannam		Barry Weir
Telephone	+44 20 7155 8641	Telephone	+44 20 7155 4847
Mobile	+44 7785 302 693	Mobile	+ 44 7775 514 319
Email	ian.c.hannam@jpmorgancazenove.com	Email	barry.weir@jpmorgancazenove.com
TD Securities contacts
Ewan Mason		Bill Quinn
Telephone	+1 (416) 308-3099	Telephone	+1 (416) 307-8480
Email	ewan.mason@tdsecurities.com	Email	bill.quinn@tdsecurities.com

Note on geographical and commodity splits:

Xstrata EBITDA is presented as the aggregated results of Xstrata, Xstrata's attributable share of Cerrejón, which is assumed to be all thermal coal, and Tintaya, which is assumed to be all copper. The accounting basis of Xstrata's attributable share of Cerrejón and Tintaya estimated aggregated EBITDA may differ following consolidation with the Xstrata Group. Xstrata has not assessed the potential impact of adjusting the accounting policies of Cerrejón, Tintaya or Falconbridge the accounting policies used in the source of the estimated information to those of the Xstrata Group.

Xstrata EBITDA includes the results of associates, and is before unallocated costs and non-trade items and the results of discontinued operations. Cerrejón and Tintaya EBITDA is calculated as earnings before net interest, taxation, depreciation and amortisation. Falconbridge EBITDA, which is assumed to be all Americas, is derived as income generated on operating assets adding back depreciation, amortisation and accretion charges and is before the deduction of unallocated expenses.

Xstrata revenue is presented as the aggregated results of Xstrata, Xstrata's attributable share of Iliad, which is assumed to be all South America, and Tintaya, which is assumed to be all South America. The accounting basis of Xstrata's attributable share of Cerrejón and Tintaya estimated aggregated revenue may differ following consolidation with the Xstrata Group. Xstrata has not assessed the potential impact of adjusting the accounting policies of Cerrejón, Tintaya or Falconbridge the accounting policies used in the source of the estimated information to those of the Xstrata Group. Falconbridge revenue split is calculated before "other" regions revenue as there is insufficient information to split other revenue by component geography.

Source: Xstrata: 2005 IFRS audited financial information from 2005 annual report; Falconbridge: Canadian GAAP audited financial information extracted from Q4 2005 results presentation; Cerrejón: Extracted from BHP Billiton annual report (year ended 30 June 2005, supplementary information and half yearly report (6 months ended 31 December 2005), supplementary information; Tintaya: EBITDA and revenue for the year to 30 June 2005 as extracted from Xstrata plc announcement in respect of the acquisition of Tintaya, dated 16 May 2006

Notes to editors

Information on Falconbridge

Falconbridge is a leading international copper and nickel company with investments in fully integrated zinc and aluminium assets, with additional by-products and co-products, including silver, gold, platinum group metals, lead, selenium, tellurium, cadmium, indium, cobalt, nickel sulphate and sulphuric acid.

Falconbridge is one of the world's largest producers of zinc and nickel and a significant producer of copper, primary and fabricated aluminium, cobalt, lead, molybdenum, silver, gold and sulphuric acid. It is also one of the world's largest recyclers and processors of metal-bearing materials.

For the year ended 31 December 2005, Falconbridge had audited consolidated revenues of US$8,148 million (2004: US$6,764 million), EBITDA of US$2,236 million (2004: US$1,771 million) and profit before taxation of US$1,391 million (2004: US$945 million). Falconbridge had audited gross assets as at 31 December 2005 of US$12,418 million. The Falconbridge financial information presented above has been extracted without material amendment from published financial reports prepared under Canadian Generally Accepted Accounting Principles.

So far as Xstrata is aware, Aaron W. Regent, President, Derek G. Pannell, Chief Executive Officer, Steven J. Douglas, Executive Vice-President and Chief Financial Officer and Ian Pearce, Chief Operating Officer, are key individuals important to Falconbridge. Further biographical details of these individuals will be included in the circular to Xstrata shareholders referred to above.

Each of Deutsche Bank, JPMorgan Cazenove and TD Securities Inc is acting exclusively for Xstrata plc and no one else in connection with the Falconbridge Acquisition and will not be responsible to anyone other than Xstrata plc for providing the protections afforded to its clients or for providing advice in relation to the Falconbridge Acquisition and/or any other matter referred to in this announcement.

The Offer is being made by Xstrata Canada Inc. (the "Offeror"), a wholly-owned indirect subsidiary of the Company.

This announcement does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Xstrata Offer (as the same may be varied in accordance with applicable law) is being made exclusively by means of, and subject to the terms and conditions set out in, the offer and offering circular document being delivered to Falconbridge and filed with Canadian provincial securities regulators and to be mailed to Falconbridge shareholders by the Offeror and the Company.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

This announcement contains certain information relating to Falconbridge and the Falconbridge group. Whilst Xstrata carried out a limited due diligence exercise in respect of Noranda and Old Falconbridge assets in the first half of 2004, it has not had any due diligence access to Noranda or Old Falconbridge since then nor has it had any due diligence access to Falconbridge since its creation through the amalgamation of Noranda and Old Falconbridge on 30 June 2005, including at the time of the Xstrata group's acquisitions of Falconbridge shares in August and September 2005. Xstrata believes it does not currently have access to any material non-public financial or other information in respect of the Falconbridge group. Consequently, the information in this announcement relating to Falconbridge and the Falconbridge group (other than in relation to the trading prices of Falconbridge shares on the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange which is sourced from Bloomberg) has been compiled from information included in public documents filed by the Falconbridge group only and has not been commented on or verified by Falconbridge or Xstrata or the directors of Falconbridge or the directors of the Company.

Unless the context otherwise requires, references in this announcement to the "Enlarged Group" are to the Company and its subsidiaries and subsidiary undertakings and, where the context requires, its associated undertakings as constituted immediately following completion of each of the Falconbridge Acquisition and the proposed acquisition by the Xstrata group of Tintaya which was announced by the Company on 16 May 2006 (the "Tintaya Acquisition") and therefore such references include the Xstrata group as enlarged by the Falconbridge group and by Tintaya. Completion of the Falconbridge Acquisition and the Tintaya Acquisition are subject to a number of conditions.

Unless the context otherwise requires, references in this announcement to the "Falconbridge Acquisition" assume an acquisition under the Xstrata Offer of all outstanding Falconbridge shares not already owned by the Xstrata group.

This announcement is not an offer of securities for sale or a solicitation of an offer to purchase securities. The securities of Xstrata referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States unless they are registered with the U.S. Securities and Exchange Commission or an exemption from the registration requirements of the Securities Act is available.

This announcement includes statements that are, or may be deemed to be, "forward-looking statements". By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and may be beyond Xstrata's ability to control or predict. Forward-looking statements are not guarantees of future performance. The Xstrata group's and the Enlarged Group's actual results of operations, financial condition, liquidity, dividend policy and the development of the industries in which they operate may differ materially from the impression created by the forward-looking statements contained in this announcement. Further, actual developments in relation to the Falconbridge Acquisition and/or the Tintaya Acquisition and the expected completion, and timing of completion of, the Falconbridge Acquisition and/or the Tintaya Acquisition may differ materially from those contemplated by forward-looking statements depending on certain factors which include, but are not limited to, the risks that Xstrata shareholders may not vote in favour of the ordinary resolutions to be proposed at the Extraordinary General Meeting, the risks that the Xstrata group will not be able to obtain the required approvals or clearances from regulatory and other agencies and bodies on a timely basis or at all, the other conditions of the Falconbridge Acquisition or the Tintaya Acquisition may not be satisfied on a timely basis or at all, the Xstrata group may not realise the anticipated benefits, operational and other synergies and/or cost savings from the Falconbridge Acquisition and/or the acquisition by the Xstrata group of a one third interest in Cerrejón which completed on 12 May 2006 (the "Cerrejón Acquisition") and/or the Tintaya Acquisition and the Xstrata group may incur and/or experience unanticipated costs and/or delays or difficulties relating to integration of the Enlarged Group. In addition, even if the results of operations, financial condition, liquidity and dividend policy of the Xstrata group and the Enlarged Group (as the case may be), and the development of the industries in which they operate, are consistent with the forward-looking statements contained in this document, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause these differences include, but are not limited to, general economic and business conditions, commodity price volatility, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labour relations and work stoppages, changes in political and economic stability, currency fluctuations (including the €/US$, £/US$, A$/US$, C$/US$, ZAR/US$, the Colombian peso/US$ and the Peruvian Sol/US$ exchange rates), the Xstrata group's ability to integrate new businesses (including the Falconbridge group, the Xstrata group's interest in Cerrejón and Tintaya) and recover its reserves or develop new reserves and changes in business strategy or development plans and other risks.

Other than in accordance with its legal or regulatory obligations (including under the Listing Rules and the Disclosure Rules of the Financial Services Authority), the Company does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

No statement in this announcement is intended as a profit forecast and no statement in this announcement should be interpreted to mean that earnings per Xstrata ordinary share for the current or future financial years would necessarily match or exceed the historical published earnings per Xstrata ordinary share.